Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8	CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

Ur-Energy Inc.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Manitoba, Ontario have been issued for the Short Form Prospectus of the above Issuer dated May 1st, 2007.

DATED at Toronto this 1st day of May, 2007.

Cameron McInnis

Cameron McInnis
Manager, Corporate Finance

SEDAR Project #1086502